

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2022

Sebastien Paré
Chief Executive Officer
VIQ Solutions Inc.
5915 Airport Road, Suite 700
Mississauga, Ontario L4V 1T1
Canada

> **Re: VIQ Solutions Inc.**
> **Registration Statement on Form F-3**
> **Filed August 15, 2022**
> **File No. 333-266874**

Dear Mr. Paré:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Rob Condon